Datameg Corporation

2150 South 1300 East, Suite 500 * Salt Lake City, Utah 84106

Tel. 866.739.3945 * Fax. 866.739.3945

VIA EDGAR ONLY

December 1, 2006

Mr. Larry Spirgel

Assistant Director

Mail Stop 3720

Securities and Exchange Commission

Washington, D.C. 20549

RESPONSE TO FURTHER INQUIRY

FROM SEC BY ITS LETTER DATED

NOVEMBER 17, 2006

Re: Datameg Corporation

Form 10KSB for Fiscal Year Ended December 31, 2005

Filed April 17, 2006

Forms 10-QSB for Fiscal Quarters Ended June 30, 2006

File No. 333-128060

Dear Mr. Spirgel:

I am responding to the Commission’s letter of November 17, 2006. The Company appreciates the Commission’s assistance to comply with applicable disclosure requirements and values this opportunity to enhance the overall disclosures in its filings. Our further responses are keyed to your comments by use of the same paragraph numbers.

Form 10-K for Fiscal Year Ended December 31, 2005

Consolidated Statement of Stockholders Equity (Deficit)
  You noted that on January 11, 2005, we issued stock for services at "fair value" to Hester/Omni Solutions at $0.18 and $0.07 per share. Fair value would not be different on the same day. Rather, the Company was merely stating that two different stock certificates were issued on January 11, 2005 to Hester/Omni Solutions. One certificate for 1.750 million shares represented shares accrued over time at different daily closing prices that had an average fair value of $0.18. A second certificate for 5 million shares was issued for one vesting at $0.07 per share. Fair value in all cases was based on the relevant daily closing price for our shares.

  The certificate for 1.750 million shares reflects a settlement between the company and Hester/Omni Solutions for consulting services payable in cash. On January 11, 2005, the parties agreed to issue these shares at a price of $0.18 per share in satisfaction of $297,500 of accrued compensation for services. The expense was recorded on January 11, 2005. We believe that EITF 96-18 has no application in this case because the parties agreed to the terms of their stock settlement for cash due after the fact.

  The second certificate for 5 million shares was issued for one vesting at $0.07 per share pursuant to an Agreement entered May 1, 2004 between Omni Solutions and us. The performance milestones of the Agreement provided that Omni Solutions could elect compensation in either cash or stock only if achieved a milestone. Since Omni Solutions had no performance commitment (See EITF 96-18, Example 6), the stock was valued as of the date the parties initially agreed that the milestone for 5 million shares had been met and Omni Solution made the election to take stock instead of cash. That date was December 31, 2004 and the certificate was issued on January 11, 2005.

  On January 25, 2005, our former CEO, Mark McGrath, took shares in settlement of accrued cash compensation due at the share closing price of $0.06/ per share. On January 25, 2005, stock was issued for amounts due on convertible promissory notes issued between April and December 2004 at an average price of $0.04 per share.

  On April 20, 2005, the closing price for our stock was $0.09. Messrs. Adam, Van Schaik and Mattayaw are Ohio software consultants who settled cash obligations for stock at an agreed price of $0.11/ share. Mr. Ference is an employee of our QoVox subsidiary who settled cash obligations to him for stock at $0.13 and $0.15 per share.

  On May 19, 2005, the closing price for our stock was $0.07. Messrs. Noser, Van Cooney and Schwartz settled cash obligations for stock at an agreed price per share of $0.09/ share. Messrs. Kuschnan and Ruggero settled their cash due for shares at a price of $0.11 per share.

  On December 5, 2005, the closing price for our stock was $0.05. Messrs. Currie and Sims are investors who purchased shares during the 4th quarter of 2005 and received the certificates for those shares on December 5, 2005. The prices of $0.06 and $0.05 represent the average prices they paid for different investments on different dates.

  Note C. Inventory
  You asked us to provide you with an analysis of how we tested inventory for impairment per Chapter 4, of ARB 43, particularly as to obsolescence. We tested our inventory at our purchase cost, its current replacement, and our expected selling price. There has been no reduction between our original purchase cost and our replacement cost. We expect to turn our existing $152,000 inventory during the Q1 - 3, 2007 and for a price in excess of $205,000.

  K. Other Liabilities
  Our previous response was unclear as is our Note K. We did not pay the settlement amounts of $45,000 and $55,000 to Hickey Hill Partners LLC and Miami Associates Investors, LLC, respectively, when due but we did make subsequent good faith payments, although in default, in the amounts of $17,530 and $26,000, respectively, which reduced the respective amounts due to $27,470 and $29,000 as of December 31, 2005.

  Note O. Stock Subscription Receivable

  In our future filings we will disclose why we believe we have a valid receivable and when we expect to collect it. The investor is a foreign national living in California. The statute of limitations for an action against her will not run until April 14, 2008. There is no question that this investor has the ability to pay a judgment of $420,000 plus interest, fees and costs. Negotiations to settle the matter have been fruitless. We believe that a court will award the full amount of our demand.

  Form 10-QSB for the fiscal quarters ended June 30, 2006

  K. Commitments and Contingencies

  Commitments:
  We shall amend our Form 10QSB for the fiscal quarters ended June 30, 2006 as to Messrs. Benson and Gordon pursuant to A232 of FAS 123(R).

  Contingencies:

  In our future filings, we shall state that we believe that the penalty is not payable or enforceable and state the estimate for the possible loss or range of loss or state that an estimate cannot be made with regard to the penalties.

  Item 3. Controls and Procedures
  In our future filings, we shall state that our disclosure controls and procedures are effective.
  By this letter, we confirm to you that there was no change in our internal control over financial reporting that occurred during our fourth fiscal quarter in 2005 and the quarters ended March 31, 2006 and June 30, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We shall provide the disclosure required by Item 308(c) of Regulation S-B in future filings.

In connection with the Commission’s letter of October 16, 2006 and November 17, 2006, the Company acknowledges that (1) the company is responsible for the adequacy and accuracy of the disclosure in the filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/

James Murphy

Chairman & CEO

Datameg Corporation